June 12, 2017

Maryse Mills-Apenteng
Special Counsel
Office of Information
Technologies and Services
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:
iMedicor, Inc.

Preliminary Information Statement on Schedule 14C

as revised on June 7, 2017 to Schedule 14A

Filed April 3, 2017

File No. 000-52765

Dear Ms. Mills-Apenteng:

iMedicor, Inc. (the “Company”) herewith files its Definitive Consent Statement on Schedule 14A.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings, that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal Securities Laws of the United States.

Please contact me (407-505-8934) with any questions.

Sincerely,

/s/ Robert McDermott
Robert McDermott
President

cc: Samuel B. Fortenbaugh III